Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

June 30, 2025

Benjamin Holt and Isabel Rivera
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	McKinley Acquisition Corporation Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 17, 2025 CIK No. 0002067592

Dear Mr. Holt and Ms. Rivera:

On behalf of our client, McKinley Acquisition Corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated June 24, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”. Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 17, 2025

Summary

Initial Business Combination, page 11

1.

We acknowledge your response to prior comment 5. However, you continue to state on page 13 that you would have priority over any subsequently formed SPACs, which is inconsistent with your statement on page 74 that your sponsor, officers and directors have complete discretion as to which blank check company they choose to pursue a business combination and the order in which they pursue business combinations for any of their existing or future blank check companies. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 38, 114 and 146 of Amendment No. 1 to be consistent with the disclosure elsewhere in the Registration Statement.

Financial Statements

Statement of Cash Flows, page F-6

2.	We note your response to prior comment 16 and the removal of the supplemental disclosure of non-cash investing and financing activities for both the issuance of Class B ordinary shares, as well as promissory note - related party. Your amended disclosure now reflects that these activities represent the issuance of financial instruments in exchange for cash and not prepaid assets. Given your disclosure elsewhere indicating that your liquidity needs have been satisfied in part “through $25,000 paid by the sponsor[,]” tell us how you determined such activities are cash related activities within the statement of cash flows, rather than included in the supplemental disclosure only as non-cash financing activities consistent with ASC 230-10-45-1 and -50-4 guidance. Please advise and revise as necessary.

RESPONSE: The Company acknowledges the Staff’s comment, and after having reviewed the guidance under ASC 230-10-45-1 and ASC 230-10-50-4, determined that including the activity as cash related activities within the statement of cash flows, rather than inclusion in the supplemental disclosure only as non-cash financing activities, is appropriate under the concept of constructive receipt and disbursement. Additionally, the examples of noncash investing and financing transactions listed in ASC 230-10-50-4 are not consistent with the Company’s circumstances. When an entity enters into arrangements where cash is received or disbursed by another party on behalf of the entity, even though an entity may not directly exchange cash, the same economic results may be achieved and therefore in substance represent constructive receipt and disbursement. ASC 230 does not specifically address this concept, but interpretive guidance from Deloitte, PwC, KPMG, and EY state that judgment is required and an entity may still need to report corresponding constructive receipt and disbursement as cash flows in instances where the same economic results are obtained as if an exchange of currency or an entry into its cash account had occurred.

The following is interpretive guidance provided in Chapter 7.2 Constructive Receipt and Disbursement of Deloitte’s Roadmap: Statement of Cash Flows:

“An entity may enter into arrangements in which cash is received by or disbursed to another party on behalf of the entity. Although these arrangements may not result in a direct exchange of cash to or from the entity, the same economic result is achieved if cash is received by or disbursed to the entity directly (i.e., constructive receipt and constructive disbursement, respectively). Consequently, it is often difficult to determine whether the entity should report these cash flows in its statement of cash flows.”

The application of a payment for a vendor retainer, recorded as a prepaid expense, paid by the Sponsor on behalf of the Company in lieu of a $25,000 cash purchase of the Class B ordinary shares, in substance, achieves the same economic result as a $25,000 cash receipt by the Company and a $25,000 cash disbursement to pay for the vendor retainer. Despite the Company not being directly involved in the cash exchange, we determined the corresponding receipt and disbursement should be presented as cash flows as it meets the concept of a constructive receipt and disbursement given the transaction achieves the same economic results as if cash had been exchanged through the Company. The transaction was structured in this manner for convenience to expedite vendor payments while the Company’s bank account was being opened so that work could commence immediately on the proposed public offering.

Similarly, payments for vendor retainers, recorded as prepaid expenses, paid by the Sponsor on behalf of the Company, in substance, achieved the same economic result as $45,000 cash receipts from proceeds on the Promissory Note and $45,000 cash disbursements to pay for the vendor retainers. Despite the Company not being directly involved in the cash exchange, we determined the corresponding receipts and disbursements should be presented as cash flows as they meet the concept of constructive receipts and disbursements given the transaction achieves the same economic results as if the cash had been exchanged through the Company. The transactions were structured in this manner for convenience to expedite vendor payments while the Company’s bank account was being opened so that work could commence immediately on the proposed public offering.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner